

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 3, 2010

By U.S. mail and facsimile to (225) 298-5382

Ms. Leslie S. Magee, Chief Financial Officer and Secretary
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

   **RE: H&E Equipment Services, Inc.
     Form 10-K for the year ended December 31, 2008
     File No. 0-51759**

Dear Ms. Magee:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Branch Chief